Exhibit 1.02

SMART Technologies Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

Company Overview

SMART Technologies Inc., through its wholly-owned subsidiary SMART Technologies ULC (individually or collectively “SMART,” also referred to as the “Company,” “we,” “us,” or “our”) is a manufacturer of interactive white boards used in the fields of education, business, government, and military. We are also a manufacturer of interactive flat panels, interactive tables, interactive pen displays, student response systems, wireless slates, audio enhancement systems, document cameras, conferencing software, and interactive learning software.

Executive Summary

SMART reviewed its entire supplier base for conflict minerals use and queried all potential suppliers of conflict minerals. Of the 4,967 smelter or refiner names initially reported by those potential suppliers, 188 unique, real entities were found in SMART’s supply chain. Of these, 20 were identified as sources of gold, tin, tantalum or tungsten (3TG) in the Democratic Republic of Congo (DRC) or surrounding regions. SMART’s due diligence review indicates that 15 of the 20 smelters are certified as conflict-free. A review of publicly-available information available during the reporting period on the remaining 5 smelters did not indicate that any smelter directly or indirectly financed or benefitted armed groups in conflict in the DRC.

Reasonable Country of Origin Inquiry

A reasonable country of origin inquiry (RCOI) was executed with all affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by SMART. SMART’s RCOI process was designed to include 100% of parts and materials necessary to the functionality or production of a product manufactured by SMART in 2013.

The affected suppliers and original manufacturers were contacted, provided with SMART’s policy, and requested to provide conflict minerals data in the EICC-GeSI Conflict Minerals Reporting Template. Three hundred and three (303) affected suppliers and original manufacturers were contacted. Two hundred and twenty-six (226) replied with conflict minerals data.

These suppliers provided 4,967 refiners or smelters (herein refers to as “smelters”) names for the facilities used to process the conflict minerals. After correction, review, and removal of alternate names, 188 of these smelters were identified as conflict minerals smelters consistent with the smelter definitions agreed upon by industry and the audit protocols published by the Conflict Free Smelter Program.

From these 188 smelters, 20 of these smelters were identified to source conflict minerals from the Democratic Republic of Congo (DRC) or surrounding regions or SMART has reason to believe they source conflict minerals from the DRC or surrounding regions. This assessment was based on information directly from the smelters and other public information available at the time.

In accordance with the SEC final rules, SMART is required to exercise due diligence on the conflict minerals’ source and chain of custody and to follow a Nationally or Internationally Recognized Due Diligence Framework.

Due Diligence Process

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. We have adopted all five steps of the OECD Due Diligence Guidance.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

SMART Technologies ULC and its affiliates are committed to sourcing components and materials from companies that share our values with regard to human rights, ethics and environmental responsibility. SMART Technologies is committed to sourcing minerals in a manner that respects human rights.

SMART Technologies is committed to the Organization for Economic Co-operation and Development (OECD) guidance on conflict minerals and supports Section 1502 of the Dodd-Frank Act, which aims to prevent the use of conflict minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or in adjoining countries.

Suppliers to SMART Technologies are being evaluated on their commitment to becoming conflict-free and to source only from conflict-free smelters. Each supplier to SMART Technologies is expected to provide completed Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (EICC/GeSI) declarations which include documenting countries of origin for their tin, tantalum, tungsten, and gold.

Our policy is publicly available on our website at:

http://smarttech.com/About+SMART/About+SMART/Commitment/Conflict+Minerals.

Step 1 – Establish Strong Company Management Systems

We have communicated our conflict minerals policy, which includes a reference to the OECD Due Diligence Guidelines, to our suppliers and customers. Our policy was provided to suppliers during the supplier RCOI process. For customers, the policy is provided to customers requesting conflict minerals information. This policy is publicly available on the company website. We also have an internal team tasked with supporting supply chain due diligence. We have adopted the EICC-GeSI Conflict Free Sourcing Initiative (CFSI) program as a compliance standard for upstream due diligence. All responses from suppliers and source smelters are recorded and stored. We have implemented a reasonable country of origin inquiry process. Conflict minerals compliance is included in new commercial supply contracts and written agreements. There is also a program in place to improve the quality and number of supplier responses, and quality and number of smelter responses. We have implemented a company-level grievance mechanism based on our existing internal whistleblower policy which covers reporting securities law compliance issues including those regarding conflict minerals sourcing.

Step 2 – Identify and Assess Risk in the Supply Chain

For upstream due diligence, we have adopted the processes and protocols of the Conflict Free Smelter Program. All 3TGs “necessary to the functionality of the products” have been identified, the suppliers of those 3TGs have been identified and smelter data has been collected from them. Responses provided by suppliers have undergone a review for accuracy.

Step 3 – Design and Implement a Strategy to Respond to Identified Risks

We have implemented a plan to report conflict minerals findings to Nicholas Svenssson, Vice President, Operations, a member of senior management appointed for this role. A process has been adopted to aggregate and update the list of smelters. Furthermore, a process has been adopted to review supplier responses, follow up with delinquent suppliers, and update supplier information. A risk management process has been adopted that manages smelters that cannot provide country of origin information, identifies high-risk smelters, tracks and records compliance information for individual smelters, and communicates these results back to the designated member of senior management. We require new suppliers to complete EICC-GeSI declarations as part of becoming an approved supplier to SMART.

Step 4 – Carry out an Independent Third Party Audit of Refiner’s Due Diligence Practices

SMART Technologies has adopted the risk management and due diligence processes of the Conflict Free Smelter Program. The CFS program’s independent Third party audit process performed on smelters that source from the DRC or surrounding countries has been identified as acceptable to SMART. This includes other programs accepted by the CFS program including the certification processes of the London Bullion Market Association (LBMA), The Responsible Jewellery Council (RJC), and the Tungsten Industry – Conflict Minerals Council (TI-CMC). To be identified as conflict free, we require smelters to be certified as conflict free by one of these certification processes if they are sourcing from the DRC or surrounding regions.

Step 5 – Report on Supply Chain Due Diligence

In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website http://smarttech.com/About+SMART/About+SMART/Commitment/Conflict+Minerals.

Due Diligence Results

Smelters

Of the 20 smelters identified to source conflict minerals from the Democratic Republic of Congo (DRC) or surrounding regions or those whom SMART has reason to believe source conflict minerals from the DRC or surrounding regions, 15 smelters were certified as conflict free by the Conflict Free Smelter Program and listed on the Conflict Free Smelter Program’s website as conflict free certified.

SMART Technologies contacted the remaining 5 smelters, 3 of which were responsive and indicated that they were in the process of becoming conflict-free certified. The 5 remaining smelters were also reviewed against publicly available information to determine if there was any reason to believe that they directly or indirectly finance or benefit armed groups in conflict region of the DRC. This investigation included a review of the 2013 interim and 2014 final reports to the UN by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Non-Governmental Organizations the Enough Project and Global Witness, and a general search of the Internet. None of these 5 smelters were identified in any of these publications to directly or indirectly finance or benefit armed groups in conflict region of the DRC.

Suppliers to SMART source from smelters that source from the DRC or surrounding regions. Some of these smelters have not yet been conflict free certified by an independent third party audit. However, neither these uncertified smelters nor any others in SMART’s supply chain (based on information publicly available at the time) were identified as directly or indirectly financing or benefiting armed groups in conflict regions of the DRC.

Facility and Mine Information

At the end of the 2013 reporting period, the definition of a smelter was still in discussion by the EICC and industry leaders and final definition of a smelter was not yet agreed upon for all metals. Potential facilities (smelters) that have been identified to or those which we have reason to believe source from the DRC or surrounding countries, and are not conflict free certified, include 1 tantalum smelter, 3 gold refineries and 1 tungsten smelter. Three (3) of these smelters are in China, 1 is in Kazakhstan, and 1 is in Germany. Of the 5 remaining suspected smelters/refiners, 3 of them are in the process of being conflict free certified and we are directly engaging with the remaining 2 to undergo the audit procedure.

The mines used by these smelters are not publicly available and were not disclosed by these smelters.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by SMART. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our conflict free declaration.

These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, the definition of a smelter was not finalized at the end of the 2013 reporting period, confusion over requirements of SEC final rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol due to this being the first year for SEC disclosures for Section 1502 of Dodd-Frank, oversights or errors in conflict free smelter audits, DRC sourced materials being declared secondary materials, companies going out of business in 2013, certification programs are not equally advanced for all industry segments and metals, and smuggling of DRC conflict minerals to countries beyond the covered countries.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.	Engage directly (or indirectly through suppliers) smelters sourcing from the DRC or surrounding regions to become conflict free certified by the Conflict Free Smelter Program.

d.	Work with the EICC and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

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